Mail Stop 4561

March 29, 2007

Christopher G. Marshall
Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

  RE: **Fifth Third Bancorp**
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed February 20, 2007
     File No. 000-08076

Dear Mr. Marshall,

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 1: Selected Financial Data, page 18

1. We note you use the terms core deposits and wholesale funding throughout management's discussion and analysis. To assist the reader in understanding your financial analysis, please revise future filings to describe which individual line

items aggregate each item or refer the reader to where this information is presented.

Table 6: Noninterest Income, page 28

2.   We have the following comments related to earnings credits on compensating balances. Please revise future filings in response to these comments.

        a. Quantify the amount of earnings credits for the periods presented.

        b. Disclose the nature of earnings credits and how they are calculated.

        c. Please tell us the authoritative literature on which you rely to present the amounts on a net basis with service charges on deposits in noninterest income.

Business Segment Review, page 31

3.   In your response to comment 1 included in your March 31, 2006 response letter, you state that the discussion of the changes in the results of operations of your business segments will address all periods presented in the consolidated financial statements pursuant to Item 303 of Regulation S-K. It appears that your segment discussion continues to primarily explain changes in the two most recent years. Please revise future filings to include a discussion of your segment results for all periods presented in your financial statements.

Consolidated Statements of Cash Flows, page 53

4.   We note that you transfer portfolio loans to loans held for sale. Please tell us where you present the proceeds from the sale of the transferred loans in the statements of cash flows and how your presentation considers the requirements of paragraph 9 of SFAS 102.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant